Appendix A

Fund/Class	Advisory Fee	Effective Date

Zacks All-Cap Core Fund
(Formerly known as Zacks Multi-Cap Opportunities Fund)
Class A Shares	0.90%	12/1/07
Class C Shares	0.90%	12/1/07

Zacks Market Neutral Fund
Class A Shares	1.10%	6/26/08
Class C Shares	1.10%	6/26/08

Zacks Small-Cap Core Fund	0.90%	6/30/11